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October 9, 2020

Via EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Merger and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Email: DuchovnyD@SEC.GOV

Re:	Fuling Global Inc.

Schedule 13E-3

Filed on September 18, 2020

Filed by Fuling Global Inc., Fuling Pare ntCo Inc., Fuling MergerCo Inc., Ms. Guilan Jiang, Silver Trillion Investments Limited, Ms. Sujuan Zhu, Celestial Sun Holdings Limited, Mr. Qian (Eugene) Hu, Zheng Hui Investments Limited, Mr. Xinzhong Wang, Charm Grow Holdings Limited, Mr. Jinxue Jiang, Tengyu International Limited, Mr. Qijun Huang, and Harvest Wind Investment Limited

File No. 005-89399

Dear Mr. Duchovny:

On behalf of Fuling Global Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of October 5, 2020 with respect to the Schedule 13E-3, File No. 005-89399 (the “Schedule 13E-3”) and the Preliminary Merger Proxy Statement on Schedule 14A (the “Proxy Statement”) each filed on September 18, 2020 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italic, followed in each case by the responses of the filing persons.

We represent the special committee of the board of directors of the Company. To the extent any response relates to information concerning any of the Company, and the other filing persons, such response is included in this letter based on information provided by such other entities or persons or their respective representatives

King & Wood Mallesons LLP is a New York registered limited liability partnership.

Member firm of the King & Wood Mallesons network. See www.kwm.com for more information.

Asia Pacific    |     Europe    |     North America    |     Middle East

Proxy Statement

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 24

1. Please revise this section to explain how the special committee and the board considered that Houlihan Lokey conducted only one analysis in reaching its opinion.

In response to the Staff’s comments, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 30 of the Revised Proxy Statement.

Certain Financial Projections, page 35

2. Please revise to include the full projections instead of a summary.

In response to the Staff’s comments, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 35 of the Revised Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 37

3. With respect to the Discounted Cash Flow analysis, disclose the basis for Houlihan Lokey’s use of perpetuity growth rate range of 0.0% to 3.5% and discount rate range of 16% to 19%.

In response to the Staff’s comments, the Preliminary Proxy Statement has been revised. Please refer to the updated disclosure on page 41 of the Revised Proxy Statement.

*        *        *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me via email at laura.luo@us.kwm.com, or 650-799-2061.

Sincerely yours,

/s/ Laura H. Luo
Laura H. Luo, Esq.

King & Wood Mallesons LLP